■ EX-99.1.
Changes in Affiliates (Addition)

1.	Company to be affiliated

—	Company Name: POSCO ENGINEERING & CONSTRUCTION INDIA PVT. LTD.

—	Total Asset (KRW) : 22,014,800

—	Total Equity (KRW): 22,014,800

—	Total Liabilities (KRW): —

—	Total Capital (KRW): 22,014,800

—	Purpose of the company : to engage in business related with constructing steel plant

2.	Name of Company Group: POSCO

3.	Reason for Addition: Incorporation of a new corporation

4.	Total number of affiliated companies after additional affiliation: 71

5.	Date of Addition: April 4, 2007

6.	Others
— POSCO E&C(POSCO Engineering & Construction Co., Ltd.), which is a subsidiary of POSCO, invests 100% equities of POSCO ENGINEERING & CONSTRUCTION INDIA PVT. LTD.
— The first investment as follows above amount in terms of USD is U$ 23,500, which is applied with the exchange rate on April 4, 2007 (~~W~~/$:936.80).
— POSCO E&C is scheduled to invest the remaining amount (U$ 4,976,500).